Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

	Aggregate	Amount of
Class of securities offered	offering price	registration fee

Medium-Term Senior Notes, Series D	$46,566,000	$2,598.38(1)

(1) The filing fee of $2,598.38 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $2,598.38 due for this offering is offset against the $127,564.24 remaining of the fees most recently paid on March 24, 2009, of which $124,965.86 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2009-MTNDD396 DATED JUNE 24, 2009
(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)
MEDIUM-TERM NOTES, SERIES D
Citigroup Funding Inc.

Variable Interest Rate Principal Protected Notes
Linked to the Consumer Price Index
Due June 29, 2014
$1,000 per Note

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The notes bear interest at a fixed rate of 4.50% per annum from the issue date to June 29, 2010 only. Thereafter, the notes will bear interest at a variable rate which will not be less than 3.25% per annum and will be determined based on the year-over-year percentage change in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, which we refer to as the Consumer Price Index or CPI.

•	Interest on the notes is payable monthly on the 29th day of each month, beginning on June 29, 2009 and ending on the maturity date. We refer to each of these monthly payment dates as an interest payment date.

•	The notes have a maturity of approximately five years and will mature on June 29, 2014. You will receive at maturity for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks.  See “Risk Factors Relating to the Notes” beginning on page PS-6.

The notes represent obligations of Citigroup Funding Inc. only. The notes have not been passed on by the U.S. Bureau of Labor Statistics. The notes are not sponsored, endorsed, sold or promoted by the U.S. Bureau of Labor Statistics and the U.S. Bureau of Labor Statistics makes no warranties and bears no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

	Per Note	Total

Public Offering Price	$1,000.00	$46,566,000
Underwriting Discount	$32.50	$1,513,395
Proceeds to Citigroup Funding Inc.	$967.50	$45,052,605

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $32.50 for each $1,000.00 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $30.00 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $30.00 for each note they sell, and certain arranging dealers will receive from Citigroup Global Markets a fee of $5.00 for each note they arrange to be sold. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about June 29, 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Variable Interest Rate Principal Protected Notes Linked to the Consumer Price Index, or the notes, are investments linked to the Consumer Price Index offered by Citigroup Funding Inc. having a maturity of approximately five years. The notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and pay monthly interest payments. From the issue date to June 29, 2010 only, the interest payable per note will be $3.75 per month (4.50% per annum). Thereafter, the interest payable per note will vary but will be at least $2.71 per month (3.25% per annum). The interest rate for each monthly interest period from and after June 29, 2010 will depend on the year-over-year percentage change in the CPI from its level fifteen calendar months prior to the relevant payment month (as described below) to its level three calendar months prior to the relevant payment month (as described below). For example the interest rate applicable for the July 2009 payment month will depend on the percentage change in the CPI from its level in April 2008 to its level in April 2009. 3.25% will be added to the percentage change in the year-over-year CPI level to determine the interest rate for each monthly interest period from June 29, 2010 through the maturity date.

The notes pay at maturity an amount in cash equal to $1,000 plus any accrued and unpaid interest. The notes mature on June 29, 2014 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity, regardless of the year-over-year percentage change in the level of the CPI, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $1,000 per $1,000 principal amount of notes if you hold the notes to maturity.

Will I Receive Interest on the Notes?

Yes. The notes bear interest at a rate of 4.50% per annum from the issue date to June 29, 2010 only. Thereafter, the interest rate on the notes will vary but will be at least 3.25% per annum. We will pay interest in cash monthly on the 29th day of each month, beginning on July 29, 2009 and ending on the maturity date. We refer to each of these monthly payment dates as an interest payment date and to each month including an interest payment date as a payment month. Each monthly period from and including the issue date or an interest payment date to and including the day immediately preceding the next interest payment date we refer to as an interest period.

Each note will pay interest on a relevant interest payment date, calculated by the calculation agent on a relevant determination date, as follows:
$1,000 × Interest Rate × (30 ÷ 360)

The interest rate for the first twelve interest periods (to June 29, 2010) will equal 4.50% per annum, and interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The interest rate for any interest period from and after June 29, 2010 will equal the following:

Greater of {(i) 0.00% and (ii) Inflation Rate} + 3.25%

If the inflation rate is less than or equal to 0.00% in every interest period from and after June 29, 2010, the interest rate on the notes will be 3.25% per annum.

The inflation rate, for any relevant interest period, will equal the following:

Ending Index Level − Starting Index Level
Starting Index Level

The starting index level for each interest period will equal the CPI level for the calendar month that is fifteen calendar months prior to the relevant payment month, as reported by Bloomberg on Page “<CPURNSA Index>,” or any substitute page, on the relevant determination date.

The ending index level for each interest period will equal the CPI level for the calendar month that is three calendar months prior to the relevant payment month, as reported by Bloomberg on Page “<CPURNSA Index>,” or any substitute page, on the relevant determination date.

A determination date means the date that is three business days prior to any interest payment due. The determination date for the first interest payment date is July 24, 2009.

In calculating the starting index level and the ending index level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant determination date, even if such level has been adjusted from a previously reported level for the relevant payment month. However, if a starting index level or an ending index level used by the calculation agent on any determination date to determine the interest rate on the notes is subsequently revised by the U.S. Bureau of Labor Statistics, the interest rate determined on such determination date will not be revised.

For more specific information about the “interest rate,” “interest payment dates,” “interest periods,” “payment months,” a “determination date” and the “inflation rate,” please see “Description of the Notes — Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on June 29, 2014. At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest.

Where Can I Find Examples of Hypothetical Interest Rates?

For examples setting forth hypothetical interest rates over the term of the notes, see “Description of the Notes — Hypothetical Historical Interest Rate Examples” in this pricing supplement.

Who Publishes the Consumer Price Index and What Does It Measure?

Unless otherwise stated, all information on the CPI provided in this pricing supplement is derived from the U.S. Bureau of Labor Statistics or other publicly available sources. The CPI is published monthly by the U.S. Bureau of Labor Statistics and is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. This market basket includes food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The U.S. Bureau of Labor Statistics periodically updates the contents of the market basket of goods and services, and the weights assigned to the various items, to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100. For example, if the CPI for the 1982-to-1984 base reference period is 100, an increase of 1% from that period would be shown as 101, and a decrease of 1% from that period would be shown as 99. The CPI level for a particular month is released and published during the following month by the U.S. Bureau of Labor Statistics and is reported by Bloomberg on Page “<CPURNSA Index>,” and by other news services.

The notes represent obligations of Citigroup Funding only. The notes have not been passed on by the U.S. Bureau of Labor Statistics. The notes are not sponsored, endorsed, sold or promoted by the U.S. Bureau of Labor Statistics and the U.S. Bureau of Labor Statistics makes no warranties and bears no liability with respect to the notes.

How Has the Consumer Price Index Performed Historically?

We have provided a table showing the level of the CPI for each month from January 2004 through May 2009 and a graph showing the level of the CPI for each month from January 2004 through May 2009, as reported by Bloomberg. You can find the table and the graph in the section “Description of the Consumer Price Index — Historical Data on the Consumer Price Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the CPI in recent years. However, past performance is no indicator of how the CPI will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the Consumer Price Index Is Not an Indication of Its Future Performance” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. Holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be 6.69% per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the note (regardless of whether holders receive more, less or no payments on the notes in tax years prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount representing all amounts payable on the Notes, including the annual interest payments. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, a note. If, during any taxable year, you receive actual payments with respect to the Notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the Notes may be more than, or less than, the cash that you receive. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them.

Our affiliate, Citigroup Financial Products Inc. will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, linked to the CPI or the commodities, products or services included in the CPI market basket. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the level of the CPI and other events that are difficult to predict and beyond our control.

The Interest Rate From and After June 29, 2010 Will Vary and May Be as Little as 3.25% per Annum

The interest rate for all monthly interest periods from and after June 29, 2010 is a variable rate dependent on the year-over-year percentage change in the level of the CPI. The interest amount payable in any interest period from and after June 29, 2010 will decrease if any prior year-over-year increase in the CPI is reduced. In any interest period where the year-over-year percentage change in the level of the CPI is negative or zero, the interest rate will be limited to 3.25% per annum. If this is true in every interest period from and after June 29, 2010, the interest paid on the notes for each relevant interest period will be limited to $2.71 (3.25% per annum).

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

After June 29, 2010, the interest rate on the notes is dependent on the inflation rate and may be as low as 3.25% per annum. As a result, if the average of the inflation rates for each relevant interest period is less than 3.79%, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the level of the CPI and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Level of the CPI.  We expect that the market value of the notes will depend substantially on the amount, if any, by which the level of the CPI changes from the starting index level. For example, increases in the level of the CPI may cause an increase in the market value of the notes because of the expectation that the interest payment on the notes will increase. Conversely, decreases in the level of the CPI may cause a decrease in the market value of the notes because of the expectation that the interest payments on the notes will decrease. If you choose to sell your notes when the level of the CPI has declined, you will likely receive less than the amount you originally invested.

The level of the CPI will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the urban market for consumer goods and services that comprise the CPI market basket. The hedging activities of Citigroup Funding’s affiliates and other trading activities of Citigroup Funding’s affiliates and other market participants can also affect the value of the commodities, products or services included in the CPI market basket and thus the level of the CPI.

Volatility of the CPI.  Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the CPI changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Changes in the CPI.  There can be no assurance that the U.S. Bureau of Labor Statistics will not alter the methodology it uses in calculating the CPI. Any changes in this methodology could reduce the level of the CPI and thus lower the interest rate payable monthly on the notes. Additionally, in calculating the percentage change in the level of the CPI, the notes incorporate an approximate three-month lag, which may have an impact on the market value of the notes, particularly in periods of significant, rapid changes in the CPI. Finally, if the CPI is discontinued or substantially altered, a substitute index may be employed to calculate the index return amount payable on the notes, which may adversely affect the market value of the notes.

Interest Rates.  We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the level of the CPI the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the level of the CPI during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in instruments, such as options, swaps or futures, linked to the CPI, or other similar measures, or the commodities, products or services included in the CPI market basket. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.  Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Consumer Price Index Is Not an Indication of Its Future Performance

The historical performance of the CPI, which is included in this pricing supplement, should not be taken as an indication of the future performance of the CPI during the term of the notes. Changes in the value of the CPI will affect the market value of the notes, but it is impossible to predict whether the level of the CPI will fall or rise.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Variable Interest Rate Principal Protected Notes Linked to the Consumer Price Index (the “Notes”) are investments linked to the CPI offered by Citigroup Funding Inc. and have a maturity of approximately five years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and pay monthly interest payments.

From the issue date to June 29, 2010 only, the interest payable per Note will be $3.75 per month (4.50% per annum). Thereafter, the interest payable per Note will vary but will be at least $2.71 per month (3.25% per annum). The Interest Rate for each monthly Interest Period from and after June 29, 2010 will depend on the year-over-year percentage change in the level of the CPI from the Starting Index Level of the CPI to the Ending Index Level of the CPI (the “Inflation Rate”). If the Inflation Rate is less than or equal to zero, the Interest Rate will equal 3.25% per annum. If the Inflation Rate is greater than zero, the Interest Rate will equal the sum of the Inflation Rate and 3.25% per annum.

The Notes pay an amount at maturity equal to $1,000 plus accrued and unpaid interest. The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $46,566,000 (46,566 Notes). The Notes will mature on June 29, 2014. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The Notes bear interest at a rate of 4.50% per annum from the issue date to June 29, 2010 only. Thereafter, the interest rate on the notes will vary but will be at least 3.25% per annum. We will pay interest in cash monthly on the 29th day of each month, beginning on July 29, 2009 and ending on the maturity date.

Each Note will pay interest on a relevant Interest Payment Date, calculated by the calculation agent on a relevant Determination Date, as follows:

$1,000 × Interest Rate × (30 ÷ 360)

The Interest Rate for the first twelve Interest Periods (to June 29, 2010) will equal 4.50% per annum, and interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The Interest Rate for any Interest Period from and after June 29, 2010 will equal the following:

Greater of {(i) 0.00% and (ii) Inflation Rate} + 3.25%

If the Inflation Rate is less than or equal to 0.00% in every Interest Period from and after June 29, 2010, the Interest Rate on the Notes will be 3.25% per annum.

The Inflation Rate, for any relevant Interest Period, will equal the following:

Ending Index Level − Starting Index Level
Starting Index Level

The Starting Index Level for each relevant Interest Period will equal the CPI level for the calendar month that is fifteen calendar months prior to the relevant Payment Month, as reported by Bloomberg on Page “<CPURNSA Index>,” or any substitute page, on the relevant Determination Date.

The Ending Index Level for each relevant Interest Period will equal the CPI level for the calendar month that is three calendar months prior to the relevant Payment Month, as reported by Bloomberg on Page “<CPURNSA Index>,” or any substitute page, on the relevant Determination date.

An Interest Payment Date means the 29th day of each month, beginning on July 29, 2010 and ending on the Maturity Date.

An Interest Period means each monthly period from and including the issue date or an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date.

A Payment Month means each calendar month that includes an Interest Payment Date.

A Determination Date means the date that is three Business Days prior to any Interest Payment Date. The Determination Date for the first Interest Payment Date is July 24, 2009.

In calculating the Starting Index Level and the Ending Index Level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant Determination Date, even if such level has been adjusted from a previously reported level for the relevant Payment Month. However, if a Starting Index Level or an Ending Index Level used by the calculation agent on any Determination Date to determine the Interest Rate on the Notes is subsequently revised by the U.S. Bureau of Labor Statistics, the Interest Rate determined on such Determination Date will not be revised.

Interest will be payable to the persons in whose names the Notes are registered at the close of business one Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the following Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

Payment at Maturity

The Notes will mature on June 29, 2014. If you hold your Note to maturity, you will receive at maturity for each $1,000 principal amount Note an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Hypothetical Historical Interest Rate Examples1

The following table sets forth hypothetical historical per annum interest rates, for the period from January 2004 through July 2009, created using actual historical data on the CPI, as reported by Bloomberg. Each of the hypothetical historical per annum interest rates below assumes 3.25% is added to the Inflation Rate. The hypothetical historical per annum interest rates should not be taken as an indication of the future performance of the Interest Rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the hypothetical historical per annum interest rate during any period set forth below is not an indication that the Interest Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	2004	2005	2006	2007	2008	2009

January	5.291%	6.439%	7.598%	4.555%	6.786%	6.905%
February	5.015%	6.773%	6.705%	5.224%	7.556%	4.320%
March	5.129%	6.506%	6.666%	5.791%	7.331%	3.341%
April	5.176%	6.220%	7.235%	5.326%	7.530%	3.250%
May	4.943%	6.258%	6.847%	5.665%	7.277%	3.280%
June	4.987%	6.398%	6.613%	6.029%	7.231%	3.486%
July	5.535%	6.761%	6.796%	5.824%	7.187%	3.250%
August	6.302%	6.053%	7.417%	5.941%	7.426%
September	6.516%	5.780%	7.569%	5.937%	8.272%
October	6.241%	6.418%	7.395%	5.608%	8.850%
November	5.904%	6.891%	7.069%	5.220%	8.622%
December	5.788%	7.937%	5.312%	6.005%	8.187%

Discontinuance of the Consumer Price Index

If the U.S. Bureau of Labor Statistics discontinues production of the CPI, or the CPI is substantially altered, the calculation agent will determine the Ending Index Level of the CPI applicable by reference to (a) the substitute index chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of Part IV of 69 Federal Register, No. 144 (July 28, 2004), or (b) if no such index is chosen by the Secretary of the Treasury, the substitute index determined by the calculation agent, in its sole discretion, to be fair and reasonable under the circumstances.

If the calculation agent, in its sole discretion, determines that the CPI is discontinued or substantially altered and there is no substitute index, or that the Ending Index Level is not available for any other reason, the calculation agent will determine the Ending Index Level by a computation methodology that the calculation agent determines will replicate the CPI as closely as reasonably possible under the circumstances. For the avoidance of doubt, however, if the base reference period of the CPI is changed to a different base reference period and the 36-month base reference period encompassing the years 1982 to 1984 is no longer used, the base reference period will continue to be the 1982-to-1984 base reference period so long as the index with the 1982-to-1984 base reference period continues to be published.

Upon any selection by the calculation agent of a substitute index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the substitute index to the registered holders of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc., the trustee and the beneficial owners of the Notes, absent manifest error.

1 To determine the hypothetical historical monthly interest rate based on such hypothetical historical per annum rate, you must divide the hypothetical historical per annum rate by approximately 12.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 8% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Financial Products. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE CONSUMER PRICE INDEX

General

Unless otherwise stated, we have derived all information regarding the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers provided in this pricing supplement, including its composition and method of calculation, from the U.S. Bureau of Labor Statistics (“BLS”), an agency within the United States Department of Labor, and other publicly available sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, BLS. BLS is under no obligation to continue to produce, and may discontinue or suspend the production of, the CPI at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the CPI.

BLS began calculating and publishing the CPI in January 1978 and currently releases thousands of detailed CPI numbers each month. The CPI level for a particular month is published during the following month. The index is a measure of the average change over time in the prices of a market basket of consumer goods and services, representing the buying habits of residents of urban or metropolitan areas in the United States. This sampling of the urban or metropolitan consumers represents approximately 87% of the total U.S. population, and it excludes the spending patterns of persons living in rural non-metropolitan areas, farm families, persons in the armed forces and those in institutions, such as prisons or mental hospitals.

The CPI market basket is created from detailed expenditure information provided by families and individuals on what they actually bought during certain periods of time. The current CPI uses information collected from the Consumer Expenditure Survey during 2001 and 2002. For each of those years, approximately 10,000 families in the United States provided information on their expenditures in quarterly interviews. For information on frequently purchased items, such as food and personal care products, another 7,500 families kept diaries listing everything they purchased during a two-week period. The eight major groups of goods and services included in the CPI basket are food and beverages, housing, apparel, transportation, medical care, recreation, education and communication and other goods and services. The CPI excludes taxes that are not directly associated with the purchase of consumer goods and services, as well as investment items.

To assess market prices for the goods and services included in the CPI market basket, BLS data collectors visit or call thousands of retail stores, service establishments, rental units and doctors’ offices to obtain price information on thousands of items each month. During each visit or call, the data collectors gather price information on a specific good or service that was specifically defined during an earlier visit. If that item is still available, the data collector records the price. If that item is no longer available or there have been changes to its quality or quantity since the last time prices were collected, the data collector selects a new item or records the quality change relating to the current item. The recorded price information is then sent to BLS where commodity specialists, who have detailed knowledge of the particular goods or services priced, review the data for accuracy and consistency and seek, through complex adjustments based on statistical analysis, to prevent changes in the quality of items from affecting the CPI’s measurement of price change.

Price changes for the goods or services included in the CPI market basket are averaged together with weights, which represent their importance in the expenditures of U.S. urban households on consumer goods and services. BLS periodically updates the goods and services included in the CPI market basket, as well as the weights assigned to the various items, to account for changes in broader consumer spending patterns.

Any changes in the prices of the goods or services included in the CPI market basket is then compared to a reference base, which is the average index level (representing the average price level) for the 36-month period covering the years 1982, 1983 and 1984 and which is set at 100. A positive index level change of 1 signifies a 1% increase in prices since the reference period, while a negative index level change of 1 signifies a 1% decrease in prices since the reference period.

The Notes are linked to the non-seasonally adjusted CPI. Consequently, there is no elimination of the effect of changes that tend to occur at the same time and with approximately the same magnitude each year (e.g., those changes relating to holidays or climate patterns).

The Notes represent obligations of Citigroup Funding only. The notes have not been passed on by BLS. The notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the notes.

Historical Data on the Consumer Price Index

The following table sets forth the CPI levels in the period from January 2004 through May 2009, as reported by Bloomberg. The historical data on the CPI are not indicative of the future performance of the CPI or what the value of the Notes may be. Any historical upward or downward trend in the CPI during any period set forth below is not any indication that the CPI is more or less likely to increase or decrease at any time over the term of the Notes.

	2004	2005	2006	2007	2008	2009

January	185.200	190.700	198.300	202.416	211.080	211.143
February	186.200	191.800	198.700	203.499	211.693	212.193
March	187.400	193.300	199.800	205.352	213.528	212.709
April	188.000	194.600	201.500	206.686	214.823	213.240
May	189.100	194.400	202.500	207.949	216.632	213.856
June	189.700	194.500	202.900	208.352	218.815
July	189.400	195.400	203.500	208.299	219.964
August	189.500	196.400	203.900	207.917	219.086
September	189.900	198.800	202.900	208.490	218.783
October	190.900	199.200	201.800	208.936	216.573
November	191.000	197.600	201.500	210.177	212.425
December	190.300	196.800	201.800	210.036	210.228

The following graph shows the CPI levels in the period from January 2004 through May 2009, using historical data as reported by Bloomberg. Past movements of the CPI are not indicative of future levels of the CPI.

U.S. City Average All Items Consumer Price Index
for All Urban Consumers (Non-Seasonally Adjusted)

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.  A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 6.69%, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a fixed monthly amount of $3.75 paid on each Interest Payment Date from June 29, 2009 until June 29, 2010; a projected monthly payment of $6.11 paid on each Interest Payment Date from June 30, 2010 until June 29, 2014; and a final payment of $1,000 at maturity.

The comparable yield and the projected payments are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payments to be made in respect of a Note. The comparable yield and the projected payments do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payments.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity. The Tax OID amounts for 2009 and 2010 take into account the payment of the fixed monthly coupons paid from June 29, 2009 through June 29, 2010. Accordingly, U.S. Holders should report only the Tax OID for 2009 and 2010 (subject to any adjustment for the contingent payments paid in that year) and should not also include any separate amount in income as a result of the fixed monthly coupon payments.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $33.79 in 2009; $68.15 in 2010; $68.08 in 2011; $67.72 in 2012; $67.33 in 2013; and $33.33 in 2014 (adjusted as described below).

Adjustments to Interest Accruals on the Notes.  If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes.  When a U.S. Holder sells, exchanges or otherwise disposes of the Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the

U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.  Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.  All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service FormW-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.  In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

Recent Legislative Proposals.  The Obama Administration has recently proposed legislation that would limit the ability of non-U.S. investors to claim the exemption from U.S. withholding tax in respect of “portfolio interest” on the Notes, if such investors hold the Notes through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax in respect of interest paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of Notes effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of these proposals have not yet been made public, although the Administration’s summary of these proposals generally indicates that they are not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. Holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the Notes.

U.S. Federal Estate Tax.  A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $46,566,000 principal amount of the Notes (46,566 Notes) for $967.50 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of $30.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $30.00 per Note on sales to certain other dealers. Citigroup Global Markets will pay a fee of $5.00 per Note to certain dealers for arranging sales of Notes through other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $30.00 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY:  The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY:  This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.
Medium-Term Notes, Series D

46,566 Variable Interest Rate
Principal Protected Notes

Linked to the
Consumer Price Index
Due 2014
($1,000 Principal Amount per Note)

Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally
Guaranteed
by Citigroup Inc.

Pricing Supplement
June 24, 2009
(Including Prospectus Supplement
Dated February 18, 2009 and
Prospectus Dated February 18, 2009)